April 22, 2024

Kim McManus

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 89 to the Registration Statement of Russell Investment Funds (filed on February 8, 2024)

Dear Ms. McManus:

This letter responds to comments you provided to me in a telephonic discussion on March 27, 2024 regarding Post-Effective Amendment No. 89 to the Russell Investment Funds (“RIF” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on February 8, 2024. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAI unless otherwise indicated.

1.	Comment:

In the Statement of Additional Information, the Staff notes that for certain of the Funds, Registrant includes a list of “Current Waivers.” Please explain the presence of the fee waiver disclosure, given that the waivers expire April 30, 2024.

	Response:	Registrant confirms that the fee waiver disclosure in the Registration Statement has been updated for the 485(b) filing to reflect current fee waivers consistent with the requirements of Form N-1A.

2.	Comment:

For the U.S. Strategic Equity Fund and certain other Funds, the Staff notes that the “Principal Investment Strategies” section for the Fund states that “the Fund’s portfolio manager may determine that a security is economically tied to the U.S. based on other criteria or any of the foregoing criteria.” Please disclose the “other criteria.” See generally, Investment Company Names, SEC Release No. IC-24828 at footnote 42 (Jan. 17, 2001).

Response:

For each relevant Fund, Registrant has revised the “economically tied” disclosure in the “Principal Investment Strategies” section of the Prospectus to remove the reference to “other criteria” as indicated below:

In determining if a security is economically tied to the U.S., the Fund generally looks to the “country of risk” of the issuer as determined by a third party such as Bloomberg L.P. An issuer’s “country of risk” is determined based on several criteria, including, but not limited to, an issuer’s country of domicile, the primary exchange on which an issuer’s securities trade, the location from which the majority of an issuer’s revenue is derived and an issuer’s reporting currency. ~~However, the Fund’s portfolio manager may determine that a security is economically tied to the U.S. based on other criteria or any of the foregoing criteria.~~ The Fund may also determine that a security is economically tied to the U.S. based on any of the foregoing criteria.

Sincerely,

/s/ Jennifer O’Brien

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze